UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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[redacted]

14049329

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-51721 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

REID & RUDIGER LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street, 28th Floor
(No. and Street)

New York (City) | New York (State) | 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. Rudiger, CEO | (212) 785-0500 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street (Address) | New York (City) | New York (State) | 10107 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Edward j. Rudiger, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Reid & Rudiger, LLC, (Company), as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kelli Mezzatesta
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6092532
Qualified In Richmond County
My Commission Expires 5/19/15

Kelli Mezzatesta

Edward J. Rudiger, CEO

Sworn and subscribed to before me this 28 day of February, 2014.

**This report contains (check all applicable boxes):**

| | | | Page |
|---|---|---|---|
| | | Report of Independent Registered Public Accounting Firm | 1-2 |
| (x) | (a) | Facing page. | |
| (x) | (b) | Balance Sheet. | 3 |
| (x) | (c) | Statement of Operations. | 4 |
| (x) | (d) | Statement of Cash Flows. | 5 |
| (x) | (e) | Statement of Changes in Member's Equity. | 6 |
| ( ) | (f) | Statement of Changes in Subordinated Liabilities (not applicable). | |
| (x) | | Notes to Financial Statements. | 7-8 |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. | 9 |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable) | |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable). | |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable). | |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). | |
| (x) | (l) | An Affirmation. | |
| (x) | (m) | A Copy of the SIPC Supplemental Report. | 10-11 |
| (x) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control). | 12-13 |

## Reid & Rudiger, LLC

Table of Contents

December 31, 2013

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1,888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

# INDEPENDENT AUDITORS' REPORT

To the Members of
Reid & Rudiger, LLC

**Report on the Financial Statements**

We have audited the accompanying financial statements of Reid & Rudiger, LLC, (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reid & Rudiger, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
February 27, 2014

**REID & RUDIGER, L.L.C.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2013**

ASSETS

| | | |
|---|---|---|
| Cash | $ | 1,197,988 |
| Receivable from clearing broker | | 589,795 |
| Clearing deposits | | 50,000 |
| Other receivable | | 60,000 |
| Property and equipment, net of depreciation of $1,259 | | 28,646 |
| Prepaid expenses | | 24,316 |
| Security deposit | | 40,000 |
| Total Assets | $ | 1,990,745 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 79,743 |
| Deferred rent | | 20,686 |
| Total Liabilities | | 100,429 |
| Contingencies | | - |
| Member's equity | | 1,890,316 |
| Total Liabilities and Member's Equity | $ | 1,990,745 |

The accompanying notes are an integral part of these financial statements.

**REID & RUDIGER, L.L.C.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2013**

| | | |
|---|---|---|
| **Revenues:** | | |
| Commissions | $ | 6,320,964 |
| Loss on sale of securities | | (1,614) |
| Total Revenues | | 6,319,350 |
| **Costs and Expenses:** | | |
| Compensation and benefits | | 542,775 |
| Clearing expenses | | 104,246 |
| Guaranteed payments to members | | 390,000 |
| Commission expense | | 1,967,542 |
| Computer and telecomunications expense | | 58,633 |
| Professional fees | | 116,978 |
| Rent | | 143,641 |
| Office supplies and expense | | 47,330 |
| Telephone | | 28,313 |
| Postage and delivery | | 38,599 |
| Registration and license | | 42,561 |
| Quotations and research | | 35,869 |
| Insurance | | 14,680 |
| Travel | | 50,696 |
| Entertainment and promotion | | 78,325 |
| Seminars and training | | 24,288 |
| SIPC fee | | 15,085 |
| Total Expenses | | 3,699,561 |
| Income from operations | | 2,619,789 |
| Other Income | | |
| Interest income | | 169 |
| Net Income | $ | 2,619,958 |

The accompanying notes are an integral part of these financial statements.

**REID & RUDIGER, L.L.C.**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2013**

| | Total Member's Equity |
|---|---|
| Balance, January 1, 2013 | $ 243,358 |
| Member's distribution | (973,000) |
| Net Income | 2,619,958 |
| Balance, December 31, 2013 | $ 1,890,316 |

The accompanying notes are an integral part of these financial statements.

# REID & RUDIGER, L.L.C.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Cash Flows Provided by Operating Activities: | |
| Net Income | $ 2,619,958 |
| Depreciation | 1,259 |
| Adjustment to reconcile net income to | |
| (Increase) in receivable from broker | (369,747) |
| (Increase) in other receivable | (55,000) |
| (Increase in security deposit | (34,500) |
| (Decrease) in accounts payable and accrued expenses | (30,959) |
| Decrease in securities owned | 7,497 |
| Increase in deferred rent | 20,686 |
| Decrease in prepaid expenses | 10,054 |
| Net Cash Provided By Operating Activities | 2,169,248 |
| Cash Flows From Investing Activities: | |
| Purchase of furniture | (29,905) |
| Net Cash (Used) by Investing Activities | (29,905) |
| Cash Flows From Financing Activities: | |
| Member's distribution | (973,000) |
| Net Cash (Used) by Financing Activities | (973,000) |
| Net Increase In Cash | 1,166,343 |
| Cash at beginning of the year | 31,645 |
| Cash at end of the year | $ 1,197,988 |

The accompanying notes are an integral part of these financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

Reid & Rudiger L.L.C., ("Company") a Delaware Limited Liability Company formed March 18, 1998, commenced operations November 1, 1999 and is doing business as a retail brokerage firm. The Company is wholly-owned by Evermore Holdings, LLC and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses another securities firm for clearing transactions.

Pursuant to an agreement between the Company and RBC Dain Rauscher, Inc. (Dain), securities transactions of the Company are cleared through Dain and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by Dain.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Revenue Recognition

Profits and losses from commissions realized on agency transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date. The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

### Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing broker (Dain) for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2013. The amount due from the clearing broker (Dain) is $589,785.

### Clearing Deposit

The Company maintains a separate account with a cash balance of $50,000.

### Income Taxes

The Company is a limited liability Company taxed as a partnership and, therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The company files a consolidated tax return with its parent company, Evermore Holdings, LLC and the members of Evermore Holdings, LLC are individually responsible for reporting their share of the Company's income or loss.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **NET CAPITAL REQUIREMENTS**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $1,737,353 which was $1,736,658 in excess of the amount required.

4. **COMMITMENTS**

**Customer Transactions**

In the normal course of business the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions. The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. **LEASING ARRANGEMENTS**

The Company had entered into a five year lease during 2006 which was later modified during 2008 for office space at 110 Wall Street in NYC, that expires on October 11, 2013. Hurricane Sandy hit NYC on October 28, 2012 and the building (110 Wall Street NYC) was declared uninhabitable. The Company obtained temporary office space at 40 Wall Street NYC until they could re-occupy the office at (110 Wall Street NYC). On December 4, 2012, the landlord sent notice to all of tenants in the building that due to the extensive damages, the building would not re-open and that all the leases were cancelled. The Company received $31,588 from their security deposit after deductions for additional rent and other charges.

The Company entered into a new lease to occupy the premises at 55 Broad Street, portion of the 28$^{th}$ floor, NYC on June 11, 2013, The lease covers 38 months (July 1, 2013 through August 31, 2016).
The lease calls for a lease holiday for July and August, 2013 and the lease obligations are as follows:

| | | |
|---|---|---|
| Sept. 1, 2013 – December 31, 2013 | $ 46,240 | 4 months |
| January 1, 2014 – December 31, 2014 | 139,760 | 12 months |
| January 1, 2015 – December 31, 2015 | 146,050 | 12 months |
| January 1, 2016 – August 31, 2016 | 105,153 | 8 months |

The Company posted a $40,000 security deposit for the lease.

Electricity costs are sub metered.

6. **PROPERTY AND EQUIPMENT**

Furniture and fixtures were purchased during 2013 for $29,905 and the depreciation for the year was $1,259.

7. **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash and cash equivalents balances at one financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

8. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 27, 2014, the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SCHEDULE I

# REID & RUDIGER, L.L.C.
# COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
# DECEMBER 31, 2013

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Total member's equity | $ | 1,890,316 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Furniture and fixtures | | (28,647) |
| Other receivable | | (60,000) |
| Prepaid expenses | | (24,316) |
| Security deposit | | (40,000) |
| Net capital before haircuts on securities positions | | 1,737,353 |
| Haircuts on securities positions | | - |
| Undue concentration | | - |
| Net Capital | $ | 1,737,353 |
| AGGREGATE INDEBTEDNESS: | | |
| Items included in the statement of financial condition: | | |
| Accounts payable and accrued expenses | $ | 10,430 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 695 |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 1,736,658 |
| Net capital less greater of 10% of total AI or 120% of minimum net capital | $ | 1,731,354 |
| Percentage of aggregate indebtedness to net capital is | | 0.6003% |

The above computation agrees with the December 31, 2013 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

See independent auditors' report.

**Reid & Rudiger, LLC**
Information Relating to the Possession or Control Requirements
Under Sec. 240.15c3-3
December 31, 2013

**Schedule II**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph k(2)(i) of the rule.

See independent auditors' report.

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

**WORKING COPY**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051721 FINRA DEC

REID & RUDIGER LLC
55 BROAD STREET 28TH FLOOR
NEW YORK, NY 10004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

R. MARTE (908) 231-1000

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 15,085 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**) JULY 19, 2013 (Date Paid) | ( 5,766 ) |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | 9,319 |
| E. | Interest computed on late payment (see instruction E) for______days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 9,319 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 9,319 | |
| H. | Overpayment carried forward $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REID & RUDIGER LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 15 day of JANUARY, 20 14.

FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2013
and ending DECEMBER 31, 2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 6,136,458 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | 1,614 |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 1,614 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 104,246 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 104,246 |
| 2d. SIPC Net Operating Revenues | $ 6,033,826 |
| 2e. General Assessment @ .0025 | $ 15,085 |
| | (to page 1, line 2.A.) |

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

## Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Members of
Reid & Rudiger, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Reid & Rudiger, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Reid & Rudiger, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Reid & Rudiger, LLCs' management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 27, 2014

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Members of
Reid & Rudiger, LLC

In planning and performing our audit of the financial statements of Reid & Rudiger, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
February 27, 2014